

GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642

July 4, 2006

Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549
USA





SUPPL

Mail Stop 3-2

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of June, 2006, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

William D. Filtness
Chief Financial Officer

WDF:mk
Enclosures

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1.	**News Releases**	
(a)	General Minerals Corporation Announces Initial Phase Exploration Results from the Monitor Copper-Silver Property in Arizona	June 7, 2006
(b)	General Minerals Corporation Completes Initial Metallurgical Tests on Two Samples from the Malku Khota Silver Project in Bolivia	June 13, 2006
2.	**Annual General Meeting Material**	
(a)	Report on voting results	June 27, 2006
3	**Filings with the Toronto Stock Exchange**	
(a)	All news releases referred to under Item 1	
(b)	All annual general meeting material referred to under Item 2	



GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 06-12

General Minerals Corporation Announces Initial Phase Exploration Results from the Monitor Copper-Silver Property in Arizona

June 7, 2006

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") announces that Teck Cominco American Incorporated ("TCAI"), a wholly owned subsidiary of Teck Cominco Limited, has recently provided the Company with information regarding its ongoing exploration program and drill results from a six-hole diamond drill program at the Monitor copper-silver property completed in January of this year. Monitor is located approximately 60 kilometres east of Phoenix and 1.4 kilometres northeast of the eastern boundary of Asarco's Ray Mine, the second largest producing copper mine in Arizona.

In 2005 TCAI completed a program including geological mapping, sampling and geophysical surveying. The 2005 geophysical surveys covered the northern portion of the property and included a reconnaissance program of Vector IP, a resistivity survey and an airborne magnetic survey. The TCAI work defined several near surface targets. A deeper vector IP chargeability response was located in the southern most portion of the surveyed area. A six-hole 1,160 metre diamond drill program completed in January 2006 tested these targets. Five drill holes targeted near surface mineralization and one of the holes targeted the deep Vector IP chargeability response. The drilling program was completed earlier this year.

In the first quarter of 2006 TCAI carried out additional geological mapping and a reconnaissance IP survey targeting an airborne magnetic anomaly south of the 2005 vector IP survey. This work has defined zones of moderate chargeability flanking the magnetic anomaly south of the drilling just completed. TCAI is presently evaluating the results of this work prior to making future drilling decisions.

Results of the earlier drilling program included the following: Hole MDH-1 was drilled to intersect the structural zone seen at the old "Monitor Mine". This hole intersected 7.6 metres of 0.50% copper and 37.2 gpt silver in the top of the hole. MDH-2 drilled a narrow structural zone with the highest 1.5 metre interval assay being 0.14% copper and 11.8 gpt silver. Holes MDH-3 and MDH-4 were designed to test for extensions of GMC's previously reported zones of surface copper oxide mineralization known as the "Big Cut" and the "Saddle Area" where GMC had surface chip sample results of up to 54.9 metres averaging 0.78% copper and 59 gpt silver. MDH-3 intersected two phyllic altered rhyodacite dykes that had intervals of anomalous copper, lead, zinc and silver. The best result was a 0.9 metre interval of 0.17% copper, 0.55% lead and 9 gpt silver. MDH-6 was drilled in the "Merrimac Area" where surface and underground sampling by GMC identified copper and silver mineralization hosted within a structural zone. This hole exhibited intense iron carbonate alteration over 70 metres and contains zones of geochemically anomalous copper, lead and zinc with highs in the 1,000-3,000 ppm range. The core is oxidized to the bottom of the hole. GMC believes this remains a good target for a deep porphyry copper system.

MDH-5 was drilled in the "Silverado Zone" as a deep test of a chargeability response identified by the Vector IP survey. The hole was inclined at 80 degrees and drilled to a depth of 442 metres. It intersected several mineralized intervals including 1.5 metres of 1.1% copper, 0.23% lead, 0.16% zinc and 69 gpt silver and a 3.2 metre interval averaging 0.1% copper and 19 gpt silver with anomalous lead

and zinc. A number of intervals in the hole showed moderate to strong phyllic and propylitic alteration which GMC thinks could be related to a near-by porphyry copper system. None of the holes intersected flat faults or other flat lying structures that could have displaced the geochemically anomalous surface rocks from the rocks that were drilled.

A summary of the Monitor property can be found on GMC's website (www.generalminerals.com) as well as information on other GMC properties.

The drilling program and geophysical surveys were supervised by TCAI which carried out all analytical work at Global Discovery Labs, ("GDL") located in Vancouver, British Colombia, Canada. GDL is an accredited commercial analytical facility wholly owned by Teck Cominco Limited. The Qualified Person for General Minerals Corporation is Randall Moore, RPG and Vice President, North American Exploration.

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has seven properties in the US, three in Bolivia, and one in Chile as well as seven in Mexico. The target mineralization is copper, silver and gold. The Company currently has three properties that are under option to major mining companies. In addition to the Monitor copper-silver project optioned by TCAI, the Company has optioned the following two projects:

Escalones copper-gold prospect (Chile) with the Phelps Dodge Chilean subsidiary, Minera Aurex (Chile) Limitada; (Drilling permit application in progress with Chilean authorities).

Markham Wash copper-molybdenum prospect (USA) with TCAI. TCAI is presently carrying out a variety of geophysical surveys including IP at the property prior to making drilling decisions.

Certain statements contained herein constitute "forward-looking statements". These forward-looking statements are based on current expectations based on discussions between the Company and its partner. The nature, timing and extent of the planned drill programs may materially change from current intentions for a number of reasons, including if the results of early drilling differ from expectations. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 06-13



General Minerals Corporation Completes Initial Metallurgical Tests on Two Samples from the Malku Khota Silver Project in Bolivia

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

June 13, 2006

General Minerals Corporation ("GMC") is pleased to announce that it has received and analyzed the results of initial metallurgical tests on two samples from its Malku Khota silver property located in west central Bolivia. These are the samples mentioned in the previous Malku Khota news release (see GMC PR06-07, April 13, 2006). The metallurgical tests were carried out by SGS Lakefield Research Chile S.A. ("SGS") in Santiago, Chile.

Bench scale leach tests and flotation tests were carried out on two samples of drill core from the project to determine whether silver and gold were recoverable from the silver-gold mineralization identified in the thirteen drill hole program reported earlier. These initial, non-optimized tests gave encouraging results with recoveries of up to 77% of the silver and 78% of the gold by leaching and up to 81% of the silver and 87% of the gold by flotation. This was particularly encouraging since similar silver recoveries were achieved for both the high and low grade samples which assayed 393 gpt silver and 46 gpt silver, respectively. Sixty six percent of the lead and 70% of the zinc were also recovered by flotation from the sample containing 46 gpt silver which assayed 2.3% lead and 0.91% zinc. The higher grade silver sample had much lower lead and zinc grades of 0.3% and 0.04% respectively and flotation recoveries were low. The following table summarizes these initial test results:

	Head Grade		Recovery by Leaching in %		Recovery by Flotation in %	
Sample No	Assay Silver gpt	Assay Gold gpt	Silver	Gold	Silver	Gold
73835	46	0.26*	67.3	58.4	77.6	87.2
73836	393	0.05	77.1	77.5	62.2	16.4

** This is the back-calculated grade from the one kilogram flotation sample. The 30g fire assay was 0.04 gpt gold. Further tests will be carried out to see if this is due to a nugget effect, such that only assaying of larger samples gives a representative gold grade.*

GMC management believes that the favorable recoveries achieved for gold and silver from this initial, non-optimized test series are promising. Further testing on these samples is planned to reproduce and optimize the initial tests. However, management also cautions that metallurgical testing is at an early stage and that two, non-optimized tests are insufficient to characterize the entire sandstone host and that many other factors need to be estimated. These include such factors as final concentrate grade, reagent consumption, work index, and grind size to mention a few, before any economic importance can be attached to these results. This initial testing does, however, offer encouragement that silver, lead, zinc and possibly gold may be recoverable from the mineralization at Malku Khota.

The Company feels very fortunate in that it has retained the services and professional expertise of Dr. David Dreisinger to assist in directing the metallurgical test work at the Malku Khota project. Dr. Dreisinger is Professor and Chair holder of the Industrial Research Chair in Hydrometallurgy at the University of British Columbia. He has published over 100 papers and has been extensively involved as a process consultant in industrial research programs for numerous clients.

The presence of gold together with the silver has also been confirmed in petrographic and Scanning Electron Microscope ("SEM") analysis. Detailed petrographic work on 23 samples completed by Petrographic Consultants International, Inc. shows that native gold and silver and a number of more complex silver minerals are present, including both oxides and sulphides. These minerals include lead-antimony-silver sulphosalts and a lead-antimony-silver-iron-cadmium sulphosalt (possibly the mineral owyheeite). A surprise in the petrology was the presence of sulphides, including those of lead, zinc, copper, iron and silver. This was not expected since hand specimens appear oxidized and assays for sulphur were typically less than 400 ppm. Petrographic work shows a complex mineral history including deposition of some sulphide after periods of oxidation and leaching. Overall, the Malku Khota mineral system explored to date is very low sulphur. However, there is sufficient sulphur to create some silver, lead and zinc sulphide mineralization. An unusual characteristic of the mineralization is that it contains both soluble oxides which can be extracted by leaching and sufficient sulphide to cause much of the mineralization to also float. A two-step flow sheet with flotation followed by leaching could lead to higher overall recoveries. This concept will be evaluated through future metallurgical testing.

GMC management recommends that this news release be read in conjunction with the Company's prior Malku Khota news release (see GMC PR06-07, April 13, 2006) which can be found on the Company's website (www.generalminerals.com). The following is a quote from that previous news release: "Management concludes that the property has the potential to contain a very large volume of low grade silver mineralization along with the potential to host a higher grade, near surface zone of silver enrichment within the host sandstones. To date, two strata-bound zones of silver mineralization have been identified over a strike length of approximately 3.0 kms with widths of 20-200 metres. The surface area containing surface channel sample results of greater than 10 gpt silver is approximately 320,000 square metres. Silver values within this zone vary from 10 gpt to rare highs in the kilogram per tonne range of silver with the highest diamond drill interval of greater than 100 gpt being 77 metres with a grade of 101 gpt silver in LMD003 (see GMC PR05-13, Dec. 12, 2005). More typically, results are in the 20-60 gpt silver range. Thirteen diamond drill holes confirm that these types of grades extend to depths of up to 250 metres below the surface, the maximum depth of the drill holes, and the mineralization continues to be open down-dip.

For a more complete description of the Malku Khota property please visit the Company's website where the Annual Information Form (AIF)-March 29, 2006 and the NI 43-101 technical report have been posted. The Company is developing plans to move the project forward.

A map of the Malku Khota property is on GMC's website showing the area of the surface silver anomalies and locations of the drill holes and the tunnel, together with the locations of the metallurgical samples.

The metallurgical samples were taken from the unused portion of the half-cores that were prepared and analyzed earlier (see GMC PR05-13, Dec. 12, 2005.) Both samples are from the Limosna zone and sample 73835 was from LMD001 between 35.35-37.63 metres which comprised two samples. The original core-assays for these samples were 50.6-42.7 gpt silver and less than 0.05 gpt gold. The second sample, 73836, was from LMD003 between 109.23-113.32 metres which comprised two samples. The original core-assays were 320-458 gpt silver and less than 0.05 gpt gold. Thus the silver head assays obtained by SGS correlate well. Clearly, the large 1 kg sample gold assay of 0.26 gpt obtained by SGS does not correlate with the previous 30 gpt fire assay results. However, gold is known to occur in the Malku Khota mineralization and so this higher assay could be due to a "nugget effect." Further test work will be carried out to determine whether the "nugget effect" is an influencing factor.

SGS Lakefield Chile's assay laboratory is currently not ISO certified. However, they are in the process of making application for ISO 9001-2000 and ISO 14001-2004 certifications and expect that they will receive the certifications within the next several months.

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has seven properties in the US, three in Bolivia, one in Chile and seven in Mexico. The target mineralization at these eighteen properties is copper, silver and gold. The Company currently has three properties that are under option to major mining companies:

Escalones (Chile) with the Phelps Dodge Chilean subsidiary, Minera Aurex (Chile) Limitada;

Monitor (USA) with Teck Cominco Ltd.;

Markham Wash (USA) with Teck Cominco Ltd.

The Qualified Person carrying out the interpretation for this press release is Ralph Fitch, President of GMC with assistance from Felipe Malbran, VP South American Exploration for GMC.

Certain statements contained herein constitute "forward-looking statements". These forward-looking statements are based on current expectations. As noted above, the metallurgical testing is at an early stage and two non-optimized tests are not sufficient to characterize the entire sandstone host. There are a number of factors, as noted above, that need to be estimated before any economic importance can be attached to these results and there can be no assurance that favourable results will be achieved. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – *Continuous Disclosure Obligations* and discloses the voting results for each matter voted upon at the annual and special meeting of shareholders of General Minerals Corporation held on June 27, 2006 (the "Meeting").

Description of Matter	Outcome of Vote
Resolution to elect directors of the Corporation, as proposed in the management information circular for the Meeting.	The six nominees were elected as directors of the Corporation to serve until the next annual meeting of shareholders or until their successors are elected or appointed. This vote was conducted by a show of hands.
Resolution to appoint the auditors and to authorize the Board of Directors of the Corporation to fix their remuneration, as proposed in the management information circular for the Meeting.	PricewaterhouseCoopers LLP were appointed auditors of the Corporation until the next annual meeting of shareholders and the directors were authorized to fix the remuneration to be paid to the auditors. This vote was conducted by a show of hands.

DATED as of this 27th day of June, 2006.

GENERAL MINERAL CORPORATION

"Ralph G. Fitch"
Ralph G. Fitch
Chairman, President and
Chief Executive Officer